NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES SUCCESSFUL UPSIZING AND PRICING OF $750,000,000 SENIOR SECURED NOTES AND PLAN FOR REDEMPTION OF INTERNATIONAL GAME TECHNOLOGY'S 7.50% NOTES DUE 2019 IN FULL AND INTERNATIONAL GAME TECHNOLOGY'S 5.50% NOTES DUE 2020 IN PART

LONDON, U.K. - Sept. 17, 2018 - International Game Technology PLC (NYSE:IGT) (“IGT”) today announced the successful upsizing and pricing of $750,000,000 6.25% senior secured notes due 2027 (the “Notes”).

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and closing conditions and is expected on September 26, 2018.

As previously disclosed, IGT intends to use the net proceeds of the sale of the Notes, together with proceeds of a utilization under its senior syndicated revolving credit facilities, to redeem (the “Redemption”) its $600,000,000 5.625% Senior Secured Notes due 2020 (Regulation S ISIN: USG4863AAA63 / Rule 144A ISIN: US460599AA19 / Regulation S CUSIP No.: G4863A AA6 / Rule 144A CUSIP No.: 460599 AA1) (the “5.625% Notes due 2020”) on September 27, 2018 at a redemption price equal to $1,028.43 per $1,000.00 of principal amount of the 5.625% Notes due 2020. The Redemption is conditioned on IGT’s receipt of at least $500,000,000 in gross proceeds from the Offering. A conditional notice of the Redemption was sent to all registered holders of the 5.625% Notes due 2020 on September 17, 2018.

IGT plans to use the excess net proceeds to enable International Game Technology (a direct-wholly owned subsidiary of IGT) (the “Subsidiary”):

(1)
to redeem in full the Subsidiary’s $144,303,000 7.50% Notes due 2019 (CUSIP No.: 459902 AR3 / ISIN US459902AR30) (the “7.50% Notes due 2019”) on October 21, 2018 (the “Subsidiary Redemption Date”) at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from June 16, 2018 to, but excluding, the Subsidiary Redemption Date) on the 7.50% Notes due 2019

discounted to the Subsidiary Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points; and

(2)
to redeem $96,832,000 of the Subsidiary’s $124,143,000 5.50% Notes due 2020 (CUSIP No. :459902 AS1 / ISIN: US459902AS13) (the “5.50% Notes due 2020”) on the Subsidiary Redemption Date at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from June 16, 2018 to, but excluding, the Subsidiary Redemption Date) on the 5.50% Notes due 2020 discounted to the Subsidiary Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 35 basis points.

On the Subsidiary Redemption Date, each redemption price, together with the applicable accrued interest, will become due and payable. Unless the Subsidiary defaults in making payment of the applicable redemption price, interest, if any, on the 7.50% Notes due 2019 and the 5.50% Notes due 2020 will cease to accrue on and after the Subsidiary Redemption Date.

The Paying Agent for the 7.50% Notes due 2019 and the 5.50% Notes due 2020 is Wells Fargo Bank, National Association. The 7.50% Notes due 2019 and the 5.50% Notes due 2020 must be surrendered to the Paying Agent to collect the applicable redemption price and accrued interest. Surrender thereof can be made in the following manner:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9300-070	MAC N9300-070	MAC N9300-070
600 South Fourth Street	600 South Fourth Street	600 South Fourth Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402

By Facsimile Transmission:
(612) 667-6282
Telephone:
(800) 344-5128

This news release does not constitute a notice of the redemption of the 7.50% Notes due 2019 or a notice of the partial redemption of the 5.50% Notes due 2020. A notice of the redemption of the 7.50% Notes due 2019 will be sent to all registered holders of the 7.50% Notes due 2019 on or before September 21, 2018 and a notice of the partial redemption of the 5.50% Notes due 2020 will be sent to all registered holders of the 5.50% Notes due 2020 on or before September 21, 2018.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States without registration under the Securities Act or pursuant to an applicable exemption from such registration.

The Notes are being offered and sold only (i) in the United States to qualified institutional buyers in accordance with Rule 144A under the Securities Act and (ii) outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Neither the content of IGT’s website nor any website accessible by hyperlinks on IGT’s website is incorporated in, or forms part of, this news release.

The distribution of this news release into certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In any European Economic Area Member State, this news release is only addressed to and is only directed at qualified investors in that Member State within the meaning of Directive 2010/73/EU, together with any applicable implementing measures in any Member State.

The communication of this news release and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that financial performance of the Company for the current or any future financial years will necessarily match or exceed the historical published financial performance of the Company, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contacts

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452;
James Hurley, Investor Relations, +1 (401) 392-7190; and
Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries.